1650 TYSONS BOULEVARD SUITE 300 MCLEAN, VIRGINIA 22102 TELEPHONE: 703.760.7700 FACSIMILE: 703.760.7777 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

denver, northern virginia,
orange county, sacramento,
walnut creek, century city

tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels
February 23, 2007
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC 20549

Re:	Sourcefire, Inc. Registration Statement on Form S-1 filed October 25, 2006, as amended on December 12, 2006, December 22, 2006, January 19, 2007 and February 14, 2007 File No. 333-138199
Dear Ms. Jacobs:
          We enclose herewith, on behalf of Sourcefire, Inc. (the “Company”), clean and marked copies of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (the “Registration Statement”), together with responses to the comments raised by the Staff in its comment letter dated February 21, 2007. Amendment No. 5 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 5.
          Please also find attached as Exhibit A to this letter, as requested by the Staff during a telephone conversation with the Company, an updated version of Exhibit E to the Company’s response letter to the Securities and Exchange Commission, dated December 12, 2006.
Amendment No. 4 to Registration Statement on Form S-1
1.	We note your response to comment 2 of our letter dated February 14, 2007 regarding the consents of your holders of preferred stock. As the conversion of your outstanding preferred stock is a material term of your offering, please provide disclosure in your prospectus regarding such consents. Please further file such consents pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. We note your response that you believe such consents were merely ministerial in implementing pre-existing rights of holders of your preferred stock. In this regard, your offering contemplates the conversion of all outstanding shares of preferred stock into shares of common stock-the election of a necessary portion of your holders of preferred stock was required to cause such conversion to

Barbara C. Jacobs
Securities and Exchange Commission
February 23, 2007

occur, if such conversion was not automatic. Accordingly, it appears that such consents are material agreements.
The Company has filed the Written Consent in Lieu of a Special Meeting of the Preferred Stockholders as Exhibit 10.17 to Amendment No. 5 in response to the Staff’s request. The Company has also revised the disclosure on pages 6, 27 and 99 of Amendment No. 5 in response to the Staff’s request.
Special Note Regarding Forward-looking Statements, page 24
2.	We note your revised disclosure here in response to comment 1 of our letter dated February 14, 2007. Please clarify to indicate that the industry data used in the prospectus are your statements which are based on data obtained from various sources.

The Company has revised the disclosure on page 25 of Amendment No. 5 in response to the Staff’s request.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Accounting for Stock-based Compensation, page 38
3.	We have reviewed your responses to comments 4-6 of our letter dated February 14, 2007 and your revised disclosure on pages 38-40 and note the following:
•	Because the proposed merger transaction with Check Point was never consummated, tell us why it is appropriate to use the term “proceeds.”

The Company has deleted the reference to “proceeds” in the discussion of the Check Point merger transaction on pages 37-38 of Amendment No. 5.

•	In each instance where you performed a valuation to determine the fair value of the common stock, and you allocated the enterprise value to each share of your equity security classes, tell us how your allocation methodologies follow the guidance within paragraphs 139-154 of the AICPA “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).

The Company has revised the disclosure throughout the discussion of Accounting for Stock-Based Compensation to identify the allocation methodology that the Company followed in each instance where enterprise value is allocated among different classes of stock.

•	Regarding your determination of the value of the common stock during the October 2005 through March 2006 time frame, revise to describe how the fourth amended and restated certificate of incorporation was utilized in arriving at the enterprise value allocation and how this approach is considered within the accounting literature noted in the Practice Aid.

The Company has revised the disclosure on page 37-38 of Amendment No. 5 in response to the Staff’s request.

Barbara C. Jacobs
Securities and Exchange Commission
February 23, 2007

•	When using the market approach, you should describe in greater detail the significant assumptions and factors used with the market data when using recent similar merger transactions or when using public security company market values or multiples in determining aggregate revenue multiples in order to obtain data comparable to the company. This information should be provided for all scenarios discussed. Further, disclose the basis for using a multiple of six based on trailing four quarters of revenues when performing the April and August analyses and address why there was not such a multiple considered when preparing the various analyses performed during the fourth quarter of fiscal 2006. Any significant adjustments or assumptions as to comparability should be disclosed. We reference paragraph 54 of the Practice Aid.

The Company has revised the disclosure on page 39 of Amendment No. 5 in response to the Staff’s request. Additionally, the Company followed similar methodologies and made comparable assumptions as currently disclosed in the Registration Statement when making valuation determinations for internal planning and budgeting purposes.

•	Disclose how you determined the expected probability weightings and marketability discounts for both the M&A and IPO approaches in performing your common stock valuation analyses during the August thru December time frames.

The Company has revised the disclosure on pages 40-41 of Amendment No. 5 in response to the Staff’s request.

•	When using the income approach, you should explain and disclose, if significant why the use of a short period through December 31, 2008 was an appropriate time frame when determining forecasted cash flows. Address why you did not consider cash flows after December 31, 2008 in your analysis. You should also address the business factors that caused you to use to use this short time frame and how the use of this time frame affected other valuations and whether this period is consistent with other cash flow forecasts utilized. Address the appropriateness of the short time period utilized as well in determining your terminal value.

The Company has revised the disclosure on pages 39-40 of Amendment No. 5 in response to the Staff’s request.

•	Provide the disclosures required by paragraph 182c. of the Practice Aid.

The Company has revised its disclosure on page 39 of Amendment No. 5 in response to the Staff’s request.
Compensation Discussion and Analysis
Benchmarking of Base Compensation, Bonus and Equity Holdings, page 74
4.	Please identify the comparable public companies that were used to benchmark your executive compensation. Please see Item 402(b)(2)(xiv) of Regulation S-K.

The Company has revised the disclosure on page 76 of Amendment No. 5 in response to the Staff’s request.

Barbara C. Jacobs
Securities and Exchange Commission
February 23, 2007

Quarterly Cash Bonus Awards, page 75
5.	Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K regarding whether discretion can be or has been exercised as to the attainment of performance goals for cash bonus awards. Please further discuss how difficult the bonus target levels are to achieve. Please see Instruction 4 to Item 402(b).

The Company has revised the disclosure on page 77 of Amendment No. 5 in response to the Staff’s request.
Equity Compensation, page 75
6.	We note your disclosure on page 76 regarding the reasons for providing restricted stock awards in that such awards “creat[e] a powerful retention vehicle because it provides downside protection, [and] convey[] competitive value, both on an employee perception and share cost basis.” Please further elaborate on how restricted stock awards achieve the foregoing.

The Company has revised the disclosure on page 78 of Amendment No. 5 in response to the Staff’s request. The revised disclosure eliminates references to “retention,” “downside protection” and “competitive value” and instead provides specific reasons for the Company’s adoption and use of its restricted stock award program.
2006 Grants of Plan-based Awards, page 79
7.	Please provide the target column with respect to your disclosure of non-equity incentive plan awards pursuant to Item 402(d)(2)(iii) of Regulation S-K.

The Company has revised the disclosure on page 81 of Amendment No. 5 in response to the Staff’s request.
Employment Agreements, page 83
8.	It appears that the employment agreement with Joseph M. Boyle should be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Please further elaborate on the $50,000 bonus available to Mr. Boyle with respect to a merger or acquisition. In particular, please explain how such merger or acquisition would result in your receipt of proceeds in excess of $200 million and the reason for providing such a bonus.

The Company has filed the employment agreement with Joseph M. Boyle as Exhibit 10.16 to Amendment No. 5 in response to the Staff’s request. The Company has also revised the disclosure on page 89 of Amendment No. 5 in response to the Staff’s request.

Barbara C. Jacobs
Securities and Exchange Commission
February 23, 2007

Certain Relationships and Related Persons Transactions
Policies and Procedures With Respect to Related Person Transactions, page 94
9.	Please provide disclosure pursuant to Item 404(b) of Regulation S-K upon adoption of any formal policies or procedures.

The Company acknowledges the Staff’s comment. The Company expects to adopt formal policies and procedures for approving related person transactions prior to the completion of this offering, and will revise the disclosure on page 96 of Amendment No. 5 pursuant to Item 404(b) of Regulation S-K at that time.
**********************************************
          We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 703-760-7700.

Sincerely,

/s/ Jacob D. Bernstein

Jacob D. Bernstein, Esq.

cc:	E. Wayne Jackson, III Joseph M. Boyle, Esq. Thomas J. Knox, Esq. Jeffrey S. Marcus, Esq.

Exhibit A

EXHIBIT E
Updated to 12/31/06 (on February 21, 2007)

				Number of		Fair Value
				Options or		of the
				Equity		Underlying
Grant or		Description or		Instruments	Exercise or	Shares of		Comp
Issuance		Name of Option or	Reason for Grant	Granted or	Conversion	Common	Deferred	Expense 12	Remaining	Comp Expense	Comp Expense	Comp Expense	Comp Expense	Authoritative
Date	Type of Security	Equity Holder	or Issuance	Issued	Price	Stock	Compensation	mos - 2006	Expense	2007	2008	2009	2010	Guidance	Legend

10/27/05	Non-qualified Stock Option	Employees	Performance Grant	10,000	$5.15	$5.15	$—	$—		$—	$—	$—	$—	APB 25	A
01/26/06	Non-qualified Stock Option	Employees	Employment Grant	278,500	$5.15	$5.15	$751,259	$207,746	$543,513	$207,652	$176,388	$149,826	$9,647	FAS123R	A
04/27/06	Non-qualified Stock Option	Employees	Employment Grant	736,000	$3.24	$3.24	$902,792	$335,256	$567,536	$255,983	$217,387	$104,072	$(9,906)	FAS123R	B
10/19/06	Non-qualified Stock Option	Employees	Perf/Empt Grant	649,000	$5.84	$5.84	$1,922,373	$143,437	$1,778,936	$626,014	$495,388	$420,714	$236,820	FAS123R	F
11/15/06	Non-qualified Stock Option	Employees	Employment Grant	92,500	$6.41	$6.41	$298,134	$12,814	$285,320	$95,849	$78,417	$66,617	$44,437	FAS123R	F
12/14/06	Non-qualified Stock Option	Employees	Employment Grant	62,500	$6.98	$6.98	$216,492	$3,248	$213,244	$65,638	$58,441	$49,656	$39,509	FAS123R	F

							$4,091,050	$702,501	$3,388,549	$1,251,136	$1,026,021	$790,885	$320,507

05/24/06	Series D Redeemable Preferred Stock	Investors	Equity Raise	2,979,804	$7.0456	$3.24	$—	$—		$—	$—	$—	$—		C
06/30/06	Series D Redeemable Preferred Stock	Investors	Equity Raise	284,645	$7.0456	$3.24	$—	$—		$—	$—	$—	$—		C
07/28/06	Restricted Common Stock	Board of Directors	Board Service	25,000	$0.001	$4.70	$117,500	$48,958	$68,542	$68,542	$—	$—	$—	FAS123R	D
08/23/06	Restricted Common Stock	Board of Directors	Board Service	20,000	$0.001	$4.70	$94,000	$31,333	$62,667	$62,667	$—	$—	$—	FAS123R	E

				5,137,949			$4,302,550	$782,792	$3,519,758	$1,382,345	$1,026,021	$790,885	$320,507

LEGEND	DESCRIPTION

A	Fair Value as determined by the Board of Directors, using the distribution dictated by the Merger Agreement with Check Point Software Technologies, Ltd.
B
March 31, 2006 valuation performed by independent third-party valuation specialist, and includes 268,500 shares originally priced at $5.15 that were cancelled and reissued at $3.24, resulting in incremental compensation expense of $62,000 that is being recognized over the remaining vesting term

C	Valuation determined by 3rd party accredited investor who had not previously invested in the Company
D	July 2006 fair value performed by management, with a perspective of unrelated third-party valuation specialist
E	August 25, 2006 valuation performed by unrelated third-party valuation specialist
F
Valuations performed by management, updating the August 25th data from the independent 3rd party valuation specialist for actual Q3 results and adjusting the weighting of M&A v. IPO scenario for the Market Approach